FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

MATERIAL EVENT – BCRA AUTHORIZES NEW DIRECTORS AND CORPORATE NAME

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: July 29, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer

REF: Material Event – BCRA Authorizes New Directors and Corporate Name

We address to you in order to inform that BBVA Banco Francés S.A has been notified of the following resolutions of the Central Bank of the Argentine Republic:

(i) Resolution No. 161 dated July 25, 2019, whereby it resolves not to issue any observation to the appointment of Ms. María Isabel Goiri Lartitegui and Mr. Gabriel Alberto Chaufán as Directors of the Bank.

(ii) Resolution No. 166 dated July 25, 2019, whereby it resolves not to issue any observation to the change of corporate name to “Banco BBVA Argentina S.A.”

It is noted that the new corporate name “Banco BBVA Argentina S.A.” will begin to be used once it is registered with the Public Registry of Commerce.

Kind regards.

Eduardo González Correas	Rocío Carreras

Attorney in fact	Attorney in fact

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 18-09-14 N° 17995 L° 70 T SA (T.O)